SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

09045901

April 7, 2009

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

SUPPL

Please find enclosed our Press Releases published April 6, 2009.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
April 6, 2009	Press Release	Skanska comments on first-quarter order bookings, revenues and residential sales at today's Annual Shareholder's Meeting	law and by the listing agreement with Stockholm Stock Exchange
April 6, 2009	Press Release	Report from Skanska Annual Shareholder's Meeting	law and by the listing agreement with Stockholm Stock Exchange

SKANSKA

Press Release

April 6, 2009
18:30 am CET

Report from Skanska Annual Shareholders' Meeting

The following decisions were made at Skanska AB's Annual Shareholders' Meeting held in Stockholm today:

The dividend for 2008 was approved in accordance with the Board's proposal of SEK 5.25 per share. The record date for the dividend is April 9, 2009.
The ordinary dividend in the preceding year was SEK 5.25 as well as an extra dividend of SEK 3.00 per share.

The Annual Shareholders' Meeting re-elected Board members Sverker Martin-Löf, Finn Johnsson, Johan Karlström, Bengt Kjell, Sir Adrian Montague, Lars Pettersson and Matti Sundberg. Stuart E. Graham was elected new member of the Board. Jane F. Garvey declined re-election.

Sverker Martin-Löf was re-elected Chairman of the Board.

As auditor for the next four-year period, the Annual Shareholders' Meeting appointed KPMG AB. Authorized Public Accountant George Pettersson will have main responsibility for the audit work.

The Annual Shareholders' Meeting also voted to adopt the Board's motion concerning an addition to the guiding principles for the salary and other remuneration of the Senior Executive Team. As a result of the addition, the terms and conditions for variable remuneration should be structured so that the Board is empowered to withdraw, in full or in part, the payment of variable remuneration under certain exceptional conditions.

The Annual Shareholders' Meeting also authorized the Board during the period until the next Annual Shareholders' Meeting to purchase 4,500,000 own B shares. The intention is to secure delivery of shares to the participants in the Skanska Employee Ownership Program decided at the Extraordinary Shareholders' Meeting in November 2007.

For further information please contact:

Pontus Winqvist, Senior Vice President Investor Relations, Skanska AB, tel +46 10 448 88 51
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

SKANSKA

Press Release

April 6, 2009
08:30 am CET

Skanska comments on first-quarter order bookings, revenues and residential sales at today's Annual Shareholders' Meeting

At today's Annual Shareholders' Meeting of Skanska AB, Johan Karlström, President and CEO of Skanska, will comment on the preliminary order bookings, revenues and residential sales during the first quarter of 2009.

Order bookings in Construction operations preliminarily amounted to SEK 22.9 billion (34.3) during the first quarter of 2009, down 33 percent compared with the corresponding period of the preceding year. In local currencies, the decline was 40 percent. Order bookings in the Nordic markets declined 23 percent in local currency compared with the first quarter of 2008.

Of the 33 percent decline in order bookings, 14 percent, corresponding to about SEK 4.7 billion, was attributable to the U.S. civil construction operation (Skanska USA Civil). Due to the stimulus package announced by the U.S. government, many public clients have decided to defer the tendering period for their projects with the objective of benefiting from the stimulus package later in the year to support their project financing. The company anticipates that there will be an increasing number of projects for the civil construction operation to bid for in the remaining part of the year.

The order backlog at March 31, 2009 was SEK 141.3 billion (143.2). In local currencies, the order backlog decreased 4 percent.

"We have a relatively strong order book within Construction. To some extent, the delay in securing new projects in the U.S. civil construction market is being offset by large, multi-year projects we have in the order book. We can also see that additional projects will come out on tender later in the year," says Johan Karlström, CEO and President of Skanska.

"The major challenge for Construction operations is to win new assignments for 2010, when the weaker economy will probably have a greater impact on us. If order bookings continue to decline, we cannot rule out the need for additional reductions of costs," says Johan Karlström.

Residential sales declined during the first quarter of the year. A total of 440 residential units were sold, down 47 percent compared with the first

quarter of 2008. In the Czech Republic and Finland, the decline in sales was substantial. In Sweden and Norway, however, there was a certain recovery in sales and the company sold more residential units this year than in the corresponding period of the preceding year. Compared with the fourth quarter, the increase in residential sales was considerable.

"The future trend in the residential market is difficult to assess, but if the positive trend from Sweden and Norway in the first few months of the year continues, we will be starting up new projects this year. However, we remain cautious in starting new projects in Finland, where we are focusing on selling homes in already completed projects and those in progress," says Johan Karlström.

Revenues from Construction operations amounted preliminarily to SEK 29.8 billion (30.5) in the first quarter. In local currencies, the decline was 16 percent. In the Nordic markets, the downturn in local currencies was 15 percent. Revenues from Residential Development amounted preliminarily to SEK 1.4 billion (2.0) in the first quarter.

Skanska's complete interim report for the first quarter will be published on May 6.

For further information please contact:

Pontus Winqvist, Senior Vice President Investor Relations, Skanska AB, tel +46 10 448 88 51
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com